BY EDGAR

February 7, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Robert Augustin
Katherine Bagley

RE:	Empro Group Inc.
Amendment No. 4 to Registration Statement on Form F-1
Filed January 22, 2025
File No. 333-282155

Dear Sir / Madam:

On behalf of our client, Empro Group Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we hereby submit this letter in response to the comments set forth in that certain letter dated February 3, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Amendment No. 4 to the Registration Statement on Form F-1 that the Company filed with the Commission on January 22, 2025.

The Company is responding to the Staff’s comments by filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Financial Statements, page F-1

We note the audited financial statements of EMP Solution Sdn. Bhd. are older than 12 months. Please update your financial statements and related disclosures pursuant to Item 4.a of Form F-1 and Item 8.A.4 of Form 20-F or, if applicable, provide the appropriate representations required by Instruction 2 to Item 8.A.4 of Form 20-F in an exhibit to the filing.

Response

In response to the comment, we are filing as Exhibit 99.9 to Amendment No. 5 a letter from the Company that contains the representations required by Instruction 2 to Item 8.A.4 of Form 20-F.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Yeoh Chee Wei